ONE FINANCIAL CENTER
                                                100 S.E. THIRD AVENUE, 8TH FLOOR
                                                P.O. BOX 9748
                                                FORT LAUDERDALE, FL 33310-9748
                       ROETZEL & ANDRESS LOGO   954.759.2764 DIRECT
                       A LEGAL PROFESSIONAL     954.462.4150 MAIN
                       ASSOCIATION              954.462.4260 FAX
                                                bpearlman@ralaw.com


                                 October 6, 2008

VIA FEDERAL EXPRESS
-------------------
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Enviro Voraxial Technology, Inc.
                  Registration Statement on Form S-1
                  Amendment No. 3
                  Filed April 30, 2008
                  File No. 333-140929

                  Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2007
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File No. 000-30454

Dear Sir and Madam:

         On behalf of Enviro Voraxial Technology, Inc. (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 29, 2008. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Form S-1/A filed April 30, 2008
-------------------------------

Management's Discussion and Analysis, page 12
---------------------------------------------

Liquidity and Capital Resources, page 13
----------------------------------------

COMMENT 1.  We note the disclosure on page 13, that you believe your current cash resources and anticipated revenue to be generated by your Voraxial Separators will provide sufficient resources to continue business operations for the next twelve months. Please reconcile this with the disclosure on page 14 which states "we believe current funding will satisfy our working capital needs for the next 6 months". Also, revise the filing to clarify whether or not you will need to raise additional cash in the next twelve months to continue your operations.

October 6, 2008
Page 2

         Response: The text has been revised to reconcile the disclosure and clarify whether the Company needs to raise additional cash.

Financial Statements, page F-1
------------------------------

COMMENT 2.  Please revise the filing to comply with the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

         Response: The registration statement has been revised to comply with the updating requirements of the above-referenced rule and an updated accountant's consent is included in the registration statement.

Consolidated Statements of Operations, page F-4
-----------------------------------------------
COMMENT 3.  We note you present stock based compensation expense on a line item entitled "consulting services paid in stock in lieu of cash". Please revise to disclose how it is allocated to other line items on the face of the statement of operations. As a related matter, we assume that none of the stock compensation charge would be allocated to cost of goods sold. If our assumption is not correct, that portion of the charge should be reclassified to the cost of sales section of the statement of operations. We will not object if you wish to break it out as a separate line item within that section. Please advise or revise.

         Response: We have updated our footnote disclosure to indicate that these issued shares relate only to professional services rendered and, therefore, are not allocated to any other line items within the statement of operations. None of the stock compensation charge is related to cost of goods sold.

COMMENT 4.  In this regard, please revise your MD&A to also discuss variances in line items inclusive of related stock compensation charges.

         Response: The Company's response to comment 3 above and additional financial footnote disclosure has no effect on line items. Expenses from stock issuances are disclosed in the MD&A.

Note C. Summary of Significant Accounting Policies, page F-8
------------------------------------------------------------
Inventory, page F-8
-------------------

COMMENT 5.  Please refer to prior comment 5 and 6. Describe to us the material terms of the inventory rented on a short term basis. Explain the contractual terms under which it has been rented, including any requirement that the user purchase the equipment in the future. Also, explain why the classification as inventory is appropriate if it is not held for sale. Confirm that you record

October 6, 2008
Page 3

            inventory at the lower of cost or market as required by Statement 6 of ARB 43. Please explain and support your accounting policy for demonstration equipment held at third-party sites as well.

         Response: We have expanded our disclosure to indicate that the Company records inventory at the lower of cost or market as required by Statement 6 of ARB 43. Although the Company intends to sell their Voraxial machines, they will enter into short term rental agreements if necessary. Such agreements cover a period of less than one year and the user does not have a contractual obligation to purchase the equipment. Upon completion of the agreement, the equipment is returned back to the Company. The user is responsible for any damages incurred to the equipment. If equipment is used for demonstration purposes, it is included as inventory as it can be sold at some point in the future.

Note H. Capital Transactions, page F-14
---------------------------------------

COMMENT 6.  Please refer to prior comment 13. We note that you granted options and extended the exercisable life of certain options and warrants and calculated the fair value using the Black-Scholes model. Please explain how you calculated an expected volatility of 25 percent for your Black-Scholes Model.

         Response: Expected volatility was estimated based upon the historical prices of the Company's common stock over the expected life of the options and warrants. As a result of the Company's initial analysis, the estimate of expected volatility was 25%. However, during 2007, the expected volatility estimate was reevaluated and it was determined that a 55% rate was more indicative of the volatility of the Company's common stock. As a result, the Company has recorded approximately $1,143,500 in expense associated with the issuance and extension of stock options and warrants during the year ended December 31, 2007. The Company has revised Note H to reflect the 55% expected volatility rate.

Signatures, page II-7
---------------------

COMMENT 7.  Please clearly indicate below the second paragraph of text required on the Signatures page that a majority of your directors have signed your document in that capacity.

         Response: The signature page has been revised to clearly indicate a majority of directors have signed the document.

Form 10-KSB for the Fiscal Year ended December 31, 2007
-------------------------------------------------------
Item 8A. Controls and Procedures, page 20
-----------------------------------------
Changes in Internal Control, page 20
------------------------------------

COMMENT 8.  We note your disclosure that "there have no changes in our internal control or other factors that could significantly affect those controls since the most recent evaluation of such controls".

October 6, 2008
Page 4

            Please revise your disclosure to discuss any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B.

         Response:  The disclosure has been revised as requested.

Exhibit 31
----------

COMMENT 9.  We note that your annual report contains management's internal control report as required by Item 308 of Regulation S-B. As such, your Section 302 certifications should include paragraph 4(b) of the certification required by Item 601(b)(31) of Regulation S-B that refers to the design of internal controls over financial reporting. Please file an amendment to the Form 10-KSB that includes this paragraph in the certification.

         Response:  The certifications have been revised as requested.

Form I0-QSB/A for the Fiscal Quarter Ended September 30, 2007
-------------------------------------------------------------

COMMENT 10. Please refer to prior comment 9. We see that you have presented a revised Statement of Operations for the three months ended September 30, 2007. It appears that the revision relates to the restatement of the three and six months ended June 30, 2007 as presented in the Form 10-QSB/A for that period. Accordingly, please revise the filing to label the financial statements as "restated". Furthermore, the financial statements must also include the disclosures as required by paragraph 26 of SFAS 154 or tell us why no such disclosure is required.

         Response: We have updated our filing to reflect the information as "restated" and include the disclosures as required by paragraph 26 of SFAS 154.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008
-----------------------------------------------------
Consolidated Statements of Operations, page 4
---------------------------------------------

COMMENT 11. We see that you have labeled your statement of operations for the three months ended March 31, 2007 as restated. It appears that the revision agrees with your amended Form 10-QSB/A for the period ending March 31, 2007, except for the basic and diluted loss per common share. Please tell us and revise the filing to include the disclosures required by paragraph 26 of SFAS 154, or tell us why such disclosures are not appropriate.

October 6, 2008
Page 5

         Response: We have updated our filing to reconcile the basic and diluted loss per common share.

COMMENT 12. We note that you have recorded $3,500 and $176,998 as revenues and general and administrative expenses, respectively, for the three months ended March 31, 2008. Please reconcile these amounts to the MD&A disclosure on page 13 which discusses revenues of $4,012 and on page 14 of general and administrative expenses of $177,510.

         Response: The text has been revised on page 13 and 14 to reconcile with the financial statements.

Exhibit 31
----------

COMMENT 13. We note that your annual report contained management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications in future filings should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and also paragraph 4(b) which refers to the design of your internal control over financial reporting. Please file an amendment to the Form 10-Q that includes new, corrected certifications.

         Response: The certifications have been revised.

         We note the Staff's closing comments and have provided marked copies of the Amended Registration Statement. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                              Sincerely,

                                                              ROETZEL & ANDRESS



                                                              Brian A. Pearlman
BAP/sm